SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER

COMMISSION FILE NUMBER: 333-11910

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

(Exact name of Registrant as specified in its Charter)

MAXCOM TELECOMMUNICATIONS, INC.

(Translation of Registrant’s name into English)

GUILLERMO GONZALEZ CAMARENA NO. 2000
COLONIA CENTRO DE CIUDAD DE SANTA FE

MEXICO, DF 01210
(Address of Registrant’s principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑      Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐      No ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐      No ☑

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
	By:	/s/ Gonzalo Alarcon
		Name:	Gonzalo Alarcon
Date: October 15, 2004		Title:	General Counsel

October 15, 2004

MAXCOM TELECOMUNICACIONES 3rd QUARTER 2004 RESULTS

•	Revenues increased 12% over 3Q03 and 7% over 2Q04

•	EBITDA grew 26% over 3Q03 and 7% over 2Q04

•	Last four quarters EBITDA at Ps$180.7 million

•	Lines in service increased 13% over 3Q03 and 5% over 2Q04

•	Number of customers grew 11% over 3Q03 and 5% over 2Q04

LINES:

The number of lines in service at the end of 3Q04 increased 13% to 154,968 lines, from 137,222 lines at the end of 3Q03, and 5% when compared to 147,238 lines in service at the end of 2Q04. Out of the total outstanding lines at the end of 3Q04, 11,320 lines, or 7% were from Wholesale customers, which compares to 6,920 lines, or 5% at the end of 3Q03, and 9,940 lines, or 7% at the end of 2Q04.

During 3Q04 line construction was higher by almost three times at 12,816 lines, from 3,513 constructed lines in the same period of 2003; and by 69% when compared to 7,587 constructed lines during 2Q04.

During 3Q04, 14,655 new lines were installed, 26% above the 11,650 lines installed during 3Q03. When compared to 2Q04, the number of installations increased 12% from 13,105 lines. (1)

During 3Q04, the monthly churn rate was 2.0%, lower than the 2.6% monthly average churn during 3Q03. When compared to 2Q04, churn rate increased from 1.9%. Voluntary churn in 3Q04 resulted in the disconnection of 2,717 lines, a rate of 0.6%, which is the same than rate registered in 2Q04 with 2,332 disconnected lines. Involuntary churn resulted in the disconnection of 5,588 lines, a rate of 1.3%, which is higher than the 5,334 disconnected lines, or 1.3% during 2Q04.

CUSTOMERS:

Total customers grew 11% to 111,444 at the end of 3Q04, from 100,432 at the end of 3Q03, and 5% when compared to 106,447 customers as of the end of 2Q04.

The growth in number of customers by region was distributed as follows: (i) in Mexico City customers increased by 9% from 3Q03 and 4% when compared to 2Q04; (ii) in Puebla customers grew 11% from 3Q03 and 3% when compared to 2Q04; and, (iii) in Queretaro, the number of customers increased 45% from 3Q03 and 50% when compared to 2Q04.

The change in the number of customers by category was the following: (i) business customers increased by 3% from 3Q03 and 1% when compared to 2Q04; and, (ii) residential customers increased by 11% from 3Q03 and by 5% from 2Q04.

REVENUES:

Revenues for 3Q04 increased 12% to Ps$223.0 million, from Ps$199.7 million reported in 3Q03. Voice revenues for 3Q04 increased 7% to Ps$181.1 million from Ps$169.1 million during 3Q03, driven by a 10% increase in voice lines together with a 1% increase in ARPU. Data revenues for 3Q04 were Ps$11.5 million and contributed 5% of total revenues; during 3Q03 data revenues were Ps$6.1 million. Wholesale revenues for 3Q04 were Ps$30.4 million, a 24% increase from Ps$24.5 million in 3Q03.

Revenues for 3Q04 increased 7% to Ps$223.0 million, from Ps$207.5 million reported in 2Q04. Voice revenues for 3Q04 increased 4% to Ps$181.1 million, from Ps$173.8 million during 2Q04. Data revenues in 3Q04 increased 30% to Ps$11.5 million from Ps$8.8 million during 2Q04. During 3Q04, revenues from Wholesale customers increased 22% to Ps$30.4 million, from Ps$24.8 million in 2Q04.

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October 15, 2004

COST OF NETWORK OPERATION:

Cost of Network Operation in 3Q04 was Ps$79.8 million, an 18% increase when compared to Ps$67.7 million in 3Q03. Over the same period, outbound traffic grew 24%, showing an improvement on a cost per minute basis. The Ps$12.1 million increase in Cost of Network Operation was generated by: (i) Ps$7.8 million, or 16% increase in network operating services, mainly driven by Ps$3.2 million and Ps$2.4 million higher long distance and calling party pays interconnection charges respectively, as traffic increased and a higher number of lines were in service; Ps$1.9 million higher cost of circuits and ports; and, Ps$0.3 million higher cost of other services; (ii) Ps$4.5 million, or 28% increase in technical expenses basically as a result of higher maintenance costs; (iii) Ps$1.5 million or 44% decrease in installation expenses and cost of disconnected lines; and, (iv) Ps$1.4 million related to the sale of telecommunications equipment to one single customer under a lease of capacity agreement (see “Maxcom Telecomunicaciones 4th Quarter 2003 and full year 2003 results” released on April 16, 2004).

Cost of Network Operation increased 6% quarter-over-quarter when compared to Ps$75.3 million in 2Q04. Network operating services increased Ps$2.2 million or 4%, mainly driven by Ps$0.8 million higher calling party pays charges and Ps$0.9 million higher long distance reselling cost as a result of increased traffic, and, Ps$0.6 million of higher leases of circuits. Technical expenses increased Ps$0.9 million or 5%, and installation expenses and cost of disconnected lines remained at Ps$1.9 million. When compared cost per minute on a traffic-related cost basis, cost per minute improved as outbound traffic increased 12%.

Gross margin at 64% in 3Q04 decreased from 66% reported in 3Q03 and remained at the same level that the one reported in 2Q04.

SG&A:

SG&A expenses were Ps$96.8 million in 3Q04, a 2% increase from Ps$95.2 million in 3Q03. The increase was mainly driven by: (i) higher salaries, wages and benefits of Ps$3.6 million; (ii) higher consulting fees of Ps$3.6; and, (iii) higher advertising of Ps$3.8 million. Higher expenses were partially offset by: (i) lower bad debt reserve of Ps$3.5 million; (ii) lower sales commissions of Ps$3.5 million, (iii) lower general and insurance expenses of Ps$1.6 million; and, (iv) lower leases and maintenance expenses of Ps$0.7 million.

SG&A expenses in 3Q04 increased 9%, from Ps$88.7 million in 2Q04. This variation was mainly driven by: (i) higher salaries, wages and benefits of Ps$4.6 million; (ii) higher bad debt reserve of Ps$3.7 million; (iii) higher consulting fees of Ps$1.4 million; (iv) higher advertising expenses of Ps$1.4 million; and, (v) higher leases and maintenance of Ps$0.4 million. Higher expenses were partially offset by: (i) lower sales commissions of Ps$2.5 million; and, (ii) lower general and insurance expenses of Ps$1.0 million.

EBITDA:

EBITDA for 3Q04 increased 26% to Ps$46.3 million, from Ps$36.8 million reported in 3Q03. When compared to 2Q04, EBITDA grew 7% from Ps$43.5 million.

EBITDA margin improved from 18% in 3Q03 to 21% in 2Q04, and remained at 21% in 3Q04.

This is the 6th consecutive quarter that Maxcom reports positive EBITDA. Cumulative EBITDA for the last four quarters was Ps$180.7 million.

CAPITAL EXPENDITURES:

Capital Expenditures for 3Q04 were Ps$105.6 million, a three-fold increase when compared to Ps$26.1 million in 3Q03, and a 69% increase when compared to Ps$62.4 million in 2Q04.

CASH POSITION:

Maxcom’s cash position at the end of 3Q04 was Ps$41.6 million in Cash and Cash Equivalents, compared to Ps$39.6 million at the end of 3Q03. Cash and Cash Equivalents at the end of 2Q04 were Ps$40.1 million.

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October 15, 2004

RECENT DEVELOPMENTS:

On October 6, 2004, Maxcom announced the expiration of the exchange offer for its Senior Notes due 2007; the exchange offer closed on October 8, 2004. Pursuant to the terms of the exchange offer, for the proposed amendments to the indenture to be adopted, holders of at least a majority in aggregate principal amount of the Old Notes, other than Old Notes held by Maxcom or any affiliate of Maxcom must have consented to such amendments. As of the expiration date, Maxcom received consents to the proposed amendments in the aggregate principal amount of Old Notes (other than Old Notes held by Maxcom or any affiliate of Maxcom) of $36,408,282, which represented 92% of the total principal amount of outstanding Old Notes (other than Old Notes held by Maxcom or any affiliate of Maxcom), therefore fulfilling the condition for the adoption of the proposed amendments.

With the completion of this transaction, Maxcom’s indebtedness was substantially reduced by 71% to $52,825,668 from $179,213,590. The Company also significantly improved its debt profile by extending its maturity dates. The following tables set forth Maxcom’s cash and cash equivalents and capitalization on a Pro Forma consolidated basis as of September 30, 2004 and Maxcom’s debt maturity dates, as adjusted to give effect to the consummation of the exchange offer. Please refer to the Offering Circular dated September 8, 2004, for further details on the adjustments.

	Actual		Pro Forma
	Pesos	Dollars	Pesos	Dollars
	Thousands of constant September 30, 2004
	Pesos and thousands of U.S. dollars
Long term debt:
New Notes			412,126	36,118
Old Notes	1,912,686	167,624	58,398	5,118
13.75% Series B Senior Notes due 2007	132,249	11,590	132,249	11,590
Warrants Cost, net	(1,754)	(154)	(1,754)	(154)
Notes Payable	12,928	1,133	12,928	1,133

Total debt	2,056,109	180,193	613,947	53,805
Shareholders’ equity
Capital Stock and additional paid in capital	1,813,798	158,957	3,255,960	285,345
Accumulated deficit	(1,717,136)	(150,486)	(1,717,136)	(150,486)

Total shareholders’ equity	96,662	8,471	1,538,824	134,859

Total capitalization	2,152,771	188,664	2,152,771	188,664

DEBT MATURITY DATES
(Thousands of US Dollars)

		March-07	April-07	October-09	Total
Debt as of September 30, 2004
13.75% Series B Senior Notes			11,590		11,590
0/10% Senior Notes		167,624			167,624

	Total	167,624	11,590	—	179,214
Debt after Exchange Offer
13.75% Series B Senior Notes			11,590		11,590
0/10% Senior Notes		5,118			5,118
Senior Step-Up Notes				36,118	36,118

	Total	5,118	11,590	36,118	52,826

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October 15, 2004

(1) In our reports for the 1st and 2nd quarters of 2004, we reported the number of lines installed including Wholesale lines, per our discussion on reporting methodology we should have reported installed lines without Wholesale (See “Maxcom Telecomunicaciones announces 3rd Quarter 2002 Results” released on October 29, 2002). The number of installed lines without Wholesale, as well as the previously reported numbers are shown in the following table:

	As Reported	w/o	Reported as a reference		w/o
Lines Installed	In the period	Wholesale	Earnings Report	Reported	Wholesale
1st Quarter 2003	14,911	14,911	1Q04	15,591	14,911
2nd Quarter 2003	13,930	13,930	2Q04	15,220	13,930
3rd Quarter 2003	11,650	11,650
4th Quarter 2003	9,694	9,694	1Q04	9,694	9,694
1st Quarter 2004	10,029	9,789	2Q04	10,029	9,789
2nd Quarter 2004	16,285	13,105

Maxcom Telecomunicaciones, S.A. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering local, long distance and data services in greater metropolitan Mexico City, Puebla and Queretaro. The information contained in this press release is the exclusive responsibility of Maxcom Telecomunicaciones, S.A. de C.V. and has not been reviewed by the National Banking and Securities Commission of Mexico (CNBV). The registration of the securities described in this press release before the Special Section of the National Registry of Securities (Registro Nacional de Valores) held by the CNBV does not imply a certification of the investment quality of the securities or of Maxcom’s solvency. The securities described in this press release have not been registered before the Securities Section of the National Registry of Securities held by the CNBV and therefore can not be publicly offered or traded in Mexico. The trading of these securities by a Mexican investor will be made under such investor’s own responsibility.

For more information contact:

Jose-Antonio Solbes	Lucia Domville
Maxcom Telecomunicaciones	Citigate Financial Intelligence
Mexico City, Mexico	Hoboken, NJ
(52 55) 5147 1125	(201) 499-3548
investor.relations@maxcom.com	lucia.domville@citigatefi.com

This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statements in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward- looking statements represent the Company’s judgment as of the date of this document. The company disclaims, however, any intent or obligation to update these forward-looking statements.

(Tables and Financial Statements to follow)

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October 15, 2004

LINES	3Q03	2Q04	3Q04	vs. 3Q03	vs. 2Q04
Business Lines	23,567	26,506	27,421	16%	3%
Residential Lines	106,735	110,792	116,227	9%	5%

Total Voice Lines	130,302	137,298	143,648	10%	5%
Wholesale	6,920	9,940	11,320	64%	14%

TOTAL	137,222	147,238	154,968	13%	5%

CUSTOMERS	3Q03	2Q04	3Q04	vs. 3Q03	vs. 2Q04
Business	3,722	3,802	3,846	3%	1%
Residential	96,710	102,645	107,598	11%	5%

TOTAL	100,432	106,447	111,444	11%	5%

Mexico	46,395	48,452	50,562	9%	4%
Puebla	51,424	55,474	57,102	11%	3%
Queretaro	2,613	2,521	3,780	45%	50%

TRAFFIC	3Q03				2Q04				3Q04
Million Minutes	Jul	Aug	Sep	Total	Apr	May	Jun	Total	Jul	Aug	Sep	Total
Inbound	71.3	68.5	68.0	207.8	64.4	67.0	68.3	199.7	69.3	72.0	68.5	209.8
Outbound	147.9	155.4	156.9	460.2	161.9	172.2	174.0	508.1	183.6	206.2	179.2	569.0
Outbound Local	96%	96%	96%	96%	95%	96%	96%	96%	96%	96%	96%	96%
Outbound LD	4%	4%	4%	4%	5%	4%	4%	4%	4%	4%	4%	4%

ARPU (US$)	3Q03	2Q04	3Q04	vs. 3Q03	vs. 2Q04
Business
Monthly Charges	23.86	19.71	20.77	-13%	5%
Usage	57.87	51.62	51.59	-11%	0%

Subtotal	81.73	71.33	72.36	-11%	1%
Non-recurring	2.82	2.45	4.17	48%	70%

Total Business	$84.55	$73.78	$76.53	-9%	4%

Residential
Monthly Charges	15.95	16.19	15.81	-1%	-2%
Usage	12.44	12.38	12.46	0%	1%

Subtotal	28.39	28.57	28.27	0%	-1%
Non-recurring	0.69	1.47	1.96	184%	33%

Total Residential	$29.08	$30.04	$30.23	4%	1%

Company
Monthly Charges	17.34	16.86	16.76	-3%	-1%
Usage	20.42	19.91	19.98	-2%	0%

Subtotal	37.76	36.77	36.74	-3%	0%
Non-recurring	1.06	1.66	2.38	125%	43%

Total Company	$38.82	$38.43	$39.12	1%	2%

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October 15, 2004

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

CONSOLIDATED BALANCE SHEET

(Thousands of Mexican pesos “Ps” with purchasing power as of September 30, 2004 and thousands of US Dollars “$”)

	September 30, 2003			June 30, 2004			September 30, 2004
	Pesos		US Dollars	Pesos		US Dollars	Pesos		US Dollars
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	Ps	39,575	$3,468	Ps	40,101	$3,514	Ps	41,599	$3,646

		39,575	3,468		40,101	3,514		41,599	3,646
Accounts receivable:
Customers, net of allowance		117,361	10,285		138,663	12,152		142,236	12,465
Other sundry debtors		13,857	1,214		18,482	1,620		22,399	1,963

		131,218	11,499		157,145	13,772		164,635	14,428
Inventory		19,080	1,672		16,984	1,488		15,986	1,401
Prepaid expenses		67,971	5,957		63,713	5,584		61,633	5,401

Total current assets		257,844	22,596		277,943	24,358		283,853	24,876
Frequency rights, Net		107,113	9,387		96,113	8,423		94,394	8,273
Telephone network systems & Equipment, Net		1,583,287	138,758		1,516,756	132,924		1,578,729	138,356
Preoperating expenses, Net		194,830	17,074		163,476	14,327		154,867	13,572
Intangible Assets, Net		419,562	36,769		357,955	31,370		347,113	30,420
Other assets		29,373	2,574		26,322	2,307		22,422	1,965

Total assets	Ps	2,592,009	$227,158	Ps	2,438,565	$213,709	Ps	2,481,378	$217,462

LIABILITIES
CURRENT LIABILITIES:
Interest Payable	Ps	9,632	$844	Ps	4,864	$426	Ps	9,561	$838
Accrued expenses and other accounts payable		133,666	11,714		190,760	16,718		267,743	23,464
Customers deposits		3,694	324		2,194	192		1,952	171
Payroll and other taxes payable		49,952	4,378		53,205	4,663		49,351	4,325

Total current liabilities		196,944	17,260		251,023	21,999		328,607	28,798

LONG-TERM LIABILITIES:
Senior notes, net		2,057,911	180,351		2,078,977	182,197		2,043,181	179,060
Notes payable		26,757	2,345		9,305	815		12,928	1,133

Total liabilities	Ps	2,281,612	$199,956	Ps	2,339,305	$205,011	Ps	2,384,716	$208,991

SHAREHOLDERS’ EQUITY
Capital stock		1,812,268	158,823		1,812,280	158,824		1,812,280	158,824
Additional paid-in capital		1,518	133		1,518	133		1,518	133
Accumulated deficit		(1,167,144)	(102,286)		(1,546,829)	(135,561)		(1,546,829)	(135,561)
Net loss for the period		(336,245)	(29,468)		(167,709)	(14,698)		(170,307)	(14,925)

Total shareholders’ equity (deficit)	Ps	310,397	$27,202	Ps	99,260	$8,698	Ps	96,662	$8,471

	Ps	2,592,009	$227,158	Ps	2,438,565	$213,709	Ps	2,481,378	$217,462

NOTES TO FINANCIAL STATEMENTS:

Financial statements are reported in period-end pesos as of September 30, 2004 to adjust for the inter-period effect of inflation.

For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps$11.4106 per US$1.00.

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October 15, 2004

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

CONSOLIDATED STATEMENT OF OPERATIONS

YEAR 2003 AND 2004 QUARTERLY PERIODS

(Thousands of Mexican pesos “Ps” with purchasing power as of September 30, 2004 and thousands of US Dollars “$”)

	July 1 to				April 1 to				July 1 to
	September 30, 2003				June 30, 2004				September 30, 2004
	Pesos		US Dollars	%	Pesos		US Dollars	%	Pesos		US Dollars	%
Voice		169,137	14,823	85%		173,843	15,235	84%		181,137	15,874	81%
Data		6,072	532	3%		8,818	773	4%		11,458	1,004	5%
Wholesale		24,491	2,146	12%		24,831	2,176	12%		30,408	2,665	14%

TOTAL REVENUES	Ps	199,700	$17,501	100%	Ps	207,492	$18,184	100%	Ps	223,003	$19,543	100%
Network operating services		48,179	4,222	24%		53,731	4,709	26%		55,941	4,903	25%
Technical expenses		16,055	1,407	8%		19,677	1,724	9%		20,571	1,803	9%
Installation expenses		3,481	305	2%		1,915	168	1%		3,332	292	1%

Cost of Network Operation		67,715	5,934	34%		75,323	6,601	36%		79,844	6,998	36%
GROSS PROFIT		131,985	11,567	66%		132,169	11,583	64%		143,159	12,545	64%
SG&A		95,170	8,340	48%		88,695	7,773	43%		96,839	8,487	43%

EBITDA		36,815	3,227	18%		43,474	3,810	21%		46,320	4,058	21%
Depreciation and amortization		98,275	8,613			83,495	7,317			71,543	6,270

Operating Loss		(61,460)	(5,386)			(40,021)	(3,507)			(25,223)	(2,212)
Comprehensive (Income) Cost of Financing:
*Interest expense		5,545	486			5,235	459			4,937	433
**Interest income		1,288	113			1,234	108			4,688	411
Exchange (income) loss, net		87,896	7,701			46,084	4,040			(2,099)	(186)
Gain on net monetary position		(18,450)	(1,617)			1,603	140			(38,491)	(3,373)

		76,279	6,683			54,156	4,747			(30,965)	(2,715)
Other income (Expense)		106	9			169	15			(167)	(15)
INCOME (LOSS) BEFORE TAXES		(137,845)	(12,078)			(94,346)	(8,269)			5,909	518
Provisions for:
Asset Tax		3,187	279			3,209	281			8,709	763
Income Tax & Profit Sharing		65	6			553	48			(203)	(18)

Total Provisions		3,252	285			3,762	329			8,506	745
Impairment loss		—	—			(592)	(52)			—	—
NET INCOME (LOSS)	Ps	(141,097)	$(12,363)		Ps	(98,700)	$(8,650)		Ps	(2,597)	$(227)

NOTES TO FINANCIAL STATEMENTS:

* Interest related to Senior Notes and Vendor Financing

** Interest Income net of bank commissions

Financial statements are reported in period-end pesos as of September 30, 2004 to adjust for the inter-period effect of inflation. For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps$11.4106 per US$1.00.

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